UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Danaher Corporation

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

23585110

(CUSIP Number)

Joseph O. Bunting, III

2200 Pennsylvania Avenue, N.W., Suite 800W

Washington, DC 20037-1701

(202) 419-7645

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 10, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 23585110

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Steven M. Rales
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 43,454,958(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 43,454,958(1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 43,454,958 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 6.1%(2)
14.	Type of Reporting Person (See Instructions) IN

1

Includes 250,405 shares of common stock underlying 50,000 shares of the Company’s Series B Mandatory Convertible Preferred Stock beneficially owned by Steven M. Rales, calculated at the conversion rate in effect as of the date of this report. See Item 5 below for additional information.

2

Based on 713,278,866 shares of the Company’s common stock outstanding as of April 16, 2021, as reported in the Company’s Quarterly Report on Form 10-Q filed on April 22, 2021, and assuming conversion of all of the Series B Mandatory Convertible Preferred Stock beneficially owned by the Reporting Person.

Introductory Statement

This Amendment No. 5 (this “Amendment No. 5”) to the Statement on Schedule 13D (the “Statement”) relates to the common stock, par value $.01 per share of Danaher Corporation, a corporation organized under the laws of the state of Delaware (the “Company”). This Amendment No. 5 amends and supplements (i) the Statement originally filed on March 30, 2007 with the Securities and Exchange Commission (the “Commission”) by Steven M. Rales, (ii) Amendment No. 1 to the Statement filed on July 31, 2009, (iii) Amendment No. 2 to the Statement filed on June 30, 2011, (iv) the Amendment No. 3 to the Statement filed on October 25, 2012 and (v) the Amendment No. 4 to the Statement filed on May 14, 2020. Unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed thereto in the initial Schedule 13D, Amendment No. 1 or Amendment No. 2, Amendment No. 3, or Amendment No. 4, as applicable.

Item 4. Purpose of Transaction

Item 4 of the Statement is hereby supplemented as follows:

On June 10, 2021, the Reporting Person and Mitchell P. Rales each transferred for no consideration 8,000,000 shares of the Company’s common stock to Capital Yield Corporation (“CYC”), a corporation of which each of the Reporting Person and Mitchell P. Rales is a 50% stockholder. On June 11, 2021, CYC gifted 6,100,000 shares of the Company’s common stock to a charitable foundation affiliated with the Reporting Person and 6,100,000 shares of the Company’s common stock to a charitable foundation affiliated with Mitchell P. Rales. On June 11, 2021, the remaining 3,800,000 shares of the Company’s common stock held by CYC were distributed to the Reporting Person and Mitchell P. Rales on a pro rata basis based on their respective ownership interests in CYC.

Item 5. Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended as follows:

As of the date hereof, Steven M. Rales is the beneficial owner of 43,454,958 shares of common stock representing approximately 6.1% of the approximately 713,278,866 shares outstanding as of April 16 2021, as disclosed in the Company’s Quarterly Report on Form 10-Q filed on April 22, 2021, and assuming conversion of all of the Series B Mandatory Convertible Preferred Stock

beneficially owned by the Reporting Person. The Reporting Person’s beneficial ownership consists of 31,000,000 shares owned by limited liability companies of which the Reporting Person is the trustee of the sole member, 19,313 shares attributable to the Reporting Person’s 401(k) account, 2,096,716 shares held through a revocable trust of which the Reporting Person is trustee, 3,818,024 held through grantor retained annuity trusts of which the Reporting Person is trustee and sole annuitant, and 6,270,500 shares owned by a charitable foundation of which the Reporting Person is sole director.

The Reporting Person’s beneficial ownership also consists of approximately 125,202.5 shares of common stock underlying 25,000 shares of the Company’s Series B Mandatory Convertible Preferred Stock held through a revocable trust of which the Reporting Person is trustee, and approximately 125,202.5 shares of common stock underlying the 25,000 shares of the Company’s Series B Mandatory Convertible Preferred Stock owned by a charitable foundation of which the Reporting Person is sole director, in each case calculated based on the conversion rate in effect as of the date hereof. At any time prior to April 15, 2023, the Reporting Person has the option to elect to convert the shares of the Series B Mandatory Convertible Preferred Stock in whole or in part into shares of the Company’s common stock at the minimum conversion rate of 5.0081 shares of the Company’s common stock per share of Series B Mandatory Convertible Preferred Stock. In addition, the Series B Mandatory Preferred Stock will convert into shares of the Company’s common stock on the second business day immediately following the last trading day of the 20 consecutive trading day period beginning on, and including, the 21st scheduled trading day immediately preceding April 15, 2023 (the “mandatory conversion date”). Upon conversion on the mandatory conversion date, the conversion rate for each share of the Series B Mandatory Convertible Preferred Stock will be not more than 6.1349 shares of common stock and not less than 5.0081 shares of common stock, with the exact conversion rate depending on the applicable market value of the common stock.

The Reporting Person disclaims beneficial ownership of all of the other shares of common stock that are owned directly or indirectly by Mitchell P. Rales.

All of the shares of the Company’s common stock held by the limited liability companies of which the Reporting Person is the trustee of the sole member are pledged to secure lines of credit with certain banks and each of these entities and the Reporting Person is in compliance with the terms of these lines of credit.

The information in Item 4 is incorporated by reference herein.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 14, 2021
Date

/s/ Steven M. Rales
Signature

Steven M. Rales
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)